Exhibit 2.2.1


                         AMENDMENT TO CORPORATE BY-LAWS
                           OF TRAFFIC TECHNOLOGY, INC.

     The Board of Directors of Traffic Technology, Inc. hereby resolve and agree to amend ARTICLE III of its By-laws by adding the attached paragraphs following
SECTION 10.

     I hereby certify that the attached By-law amendment, ARTICLE III, SECTIONS 11 AND 12, was ratified and adopted by the Board of Directors of the Corporation on November 17, 2000.


/s/ Richard Bourke
---------------------------
Richard Bourke, Secretary
Traffic Technology, Inc.
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ARTICLE III, SECTION 11

DIRECTOR QUALIFICATIONS. No person shall be eligible for election and service as a Director of the Corporation if:

     (i) the person has been convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven-year period immediately preceding the election of such person;

     (ii) the person has been convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses, or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the election of such person;

     (iii) the person has been or is subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the election of such person wherein such injunction, judgment, decree or permanent order: (a) involved the violation of fraud or registration provisions of the securities laws of that jurisdiction; or (b) involved the violation of the consumer fraud laws of that jurisdiction; or (c) involved the violation of the antitrust or restraint of trade laws of that jurisdiction;

     (iv) a majority of the Board of Directors of the corporation determines in good faith and reasonably believes that the person has engaged in fraudulent conduct or intentional criminal conduct with respect to the corporation or in connection with its business and affairs; or

     (v) the person is an adverse party in pending or threatened litigation in which the corporation is a party, and which is reasonably determined in good faith by a majority of the Board of Directors of the corporation to be material to the corporation and its business or prospects; or

     (vi) the person (a) is controlled by, (b) is under common control with or
          (c) has entered into an agreement with a person described in the preceding paragraphs of this Section of the Bylaws with respect to voting by the person as a Director of the corporation.

ARTICLE III, SECTION 12

NOMINATIONS FOR DIRECTOR. It shall be a condition to the nomination of any person at any meeting of the shareholders of the corporation to be elected as a Director of the corporation ("prospective nominee") that the Secretary of the corporation be notified in writing, not less than 30 days before such meeting if it is the annual meeting, and 5 days before any special meeting at which directors are to be elected, of the name and address of the prospective nominee, the present or past association of the prospective nominee with the corporation and whether, to the best knowledge of the person giving the notice, the prospective nominee is qualified for election and service as a Director under the provisions of Article 3, Section 11 of these Bylaws.